08027206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.T.A.P. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S. HIGHLAND ST.
(No. and Street)

MOUNT DORA (City) FL (State) 32757-6127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E. HEWELL 352-735-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES A. RUDOLPH, P.A.
(Name – *if individual, state last, first, middle name*)

2461 W. SR 426, STE 2001 (Address) OVIEDO (City) FL (State) 32765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. HEWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.T.A.P. FINANCIAL SERVICES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLAN H. SEABROOK, JR.
Notary Public - State of Florida
My Commission Expires Oct 26, 2008
Commission # DD 366160
Bonded By National Notary Assn.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

James N. Rudolph, P.A.

Certified Public Accountant

Independent Auditors' Report

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Mount Dora, Florida

We have audited the accompanying statement of financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of A.T.A.P. Financial Services, Inc. as of December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

2461 West SR 426 • Suite 2001 • Oviedo, FL 32765
(407) 706-6996 telephone • (407) 706-6997 facsimile
www.jrudolphcpa.com

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedule, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James N. Rudolph, P.A.

February 28, 2008

A.T.A.P. Financial Services, Inc.

Statements of Financial Condition

December 31, 2007 and 2006

Assets

		2007		2006
Current Assets				
Cash and cash equivalents	$	19,804	$	6,901
Prepaid rent		25,999		-
Total Current Assets		45,803		6,901
Total Assets		45,803		6,901

Liabilities and Stockholders' Equity

		2007		2006
Stockholders' Equity				
Common stock - no stated par value - authorized 60 shares, issued and outstanding 30 shares		500		500
Retained earnings		45,303		6,401
		45,803		6,901
Total Liabilities and Stockholders' Equity	$	45,803	$	6,901

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Operations

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions income	$ 43,294	$ 103,418
Special member payment	35,000	-
Dividend income	304	156
Interest income	24	48
	78,622	103,622
Expenses		
Commission expense	$ 5,539	$ 16,327
Office expense	30,000	8,376
Accounting	3,150	3,000
Taxes and licenses	765	957
Bank fees	115	100
Professional fees	151	141
	39,720	28,901
Net Income	$ 38,902	$ 74,721

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings	Total
Balance at December 31, 2005	$ 500	$ 6,580	$ 7,080
Net Income for Year	-	74,721	74,721
Dividends Paid	-	(74,900)	(74,900)
Balance at December 31, 2006	500	6,401	6,901
Net Income for Year	-	38,902	38,902
Balance at December 31, 2007	$ 500	$ 45,303	$ 45,803

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Cash received from commissions	$ 43,294	$ 104,934
Cash received from regulatory agency	35,000	-
Cash paid to suppliers and broker	(65,719)	(30,417)
Dividend received	304	156
Interest received	24	48
Net Cash Provided By Operating Activities	12,903	74,721
Net Cash (Used in) Financing Activities: Dividends Paid	-	(74,900)
Net Increase (Decrease) in Cash and Cash Equivalents	12,903	(179)
Cash and Cash Equivalents at Beginning of Year	6,901	7,080
Cash and Cash Equivalents at End of Year	$ 19,804	$ 6,901
Reconciliation of Net Income to Net Cash Provided By Operating Activities		
Net income	$ 38,902	$ 74,721
Net Cash Provided By Operating Activities	$ 38,902	$ 74,721

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

Note A - Organization and Significant Accounting Policies

Organization - A.T.A.P. Financial Services, Inc. (the "Company") is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker/dealer which sells mutual funds, variable annuities, and other portfolio interests to customers throughout the United States.

Reserve Requirement Under Rule 15c3-3 - The Company will not clear transactions or carry customer accounts and will, therefore, be exempt under paragraph (K)(2)(A) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenues when earned and expenses when incurred.

Commissions Receivable - The Company considers commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when those determinations are made.

Income Taxes - The Company, with consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Prior Year Comparative - Summarized financial information for the prior year has been presented in the accompanying financial statements in order to provide an understanding of the changes in the Company's financial position and activities. The prior year information in the statement of financial condition is presented in total but not by net asset class and as such, does not include sufficient detail to constitute presentation in conformity with accounting principles generally accepted in the United States of America.

Note B - Related Party Transactions

The Company had transactions in the ordinary course of business with stockholders/ officers and related parties. Commission income and expense resulting from these transactions were as follows for the years ended December 31:

	2007	2006
Commission income	$15,945	$29,656
Commission expense	5,539	16,327

A.T.A.P. Financial Services, Inc. leased office space from an affiliated company, A.T.A.P. Companies, to which $30,000 and $8,276 was paid in the year ended December 31, 2007 and 2006, respectively. The lease is a month to month arrangement without any long term commitments.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital under rule 15c3-1 of $19,523 and $6,816, which was $14,523 and $1,816 in excess of the required net capital under rule 15c3-1 of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1, at December 31, 2007 and 2006. The Company had no aggregate indebtness at December 31, 2007 and 2006.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note D – Major Provider

Commissions received from two providers during the year ended December 31, 2007 totaled approximately $41,926 and $1,367, respectively. During the year ended December 31, 2006, sales to three of the providers totaled approximately $75,807, $27,500, and $111, respectively.

Note E – Special Member Payment

During 2007, all member firms of NASD received a one-time payment in the amount of $35,000 after the merger of NASD and The New York Stock Exchange. As a result of this merger, greater effeciencies ensued in the exchange and management functions. This one time payment reflects the cost-savings gained by that merger and passed on to the members.

Note F – Material Inadequacies

No material inadequacies were found to exist at or since the date of the previous audit, therefore none are disclosed.

Supplemental Information

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007 and 2006

	2007	2006
Net Capital		
Total stockholders' equity	$ 45,803	$ 6,901
Deduct stockholders' equity not allowable for net capital	(25,999)	-
	19,804	6,901
Total stockholders' equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other deductions or allowable credits-deferred income taxes payable	-	-
Total capital and allowable subordinated liabilities	19,804	6,901
Deductions and/or charges:		
Nonallowable assets	-	-
Haircuts	281	85
Net Capital	19,523	6,816
Reconciliation with Company's Computation		
Net capital as reported in the Company's Part II (unaudited) focus report	19,523	6,816
Audit Adjustments		
Adjustment to cash account	-	-
Net Capital Per Above	$ 19,523	$ 6,816
Aggregate Indebtedness	-	-

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2007 and 2006

	2007	2006
Computation of Basic Net Capital Requirement		
Minimum net capital required	5,000	5,000
Excess of net capital at 1500%	14,523	1,816
Excess of capital at 1000%	19,523	1,816
Ratio: Aggregate indebtedness to net capital	-	-

See accompanying notes to financial statements

James N. Rudolph, P.A.

Certified Public Accountant

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Mount Dora, Florida

In planning and performing our audit of the financial statements of A.T.A.P. Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we also made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)-(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2461 West SR 426 • Suite 2001 • Oviedo, FL 32765
(407) 706-6996 telephone • (407) 706-6997 facsimile
www.jrudolphcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James N. Rudolph, P.A.

February 28, 2008

END